September 8, 2005
Securities and Exchange Commission
Washington, D.C. 20549-7010

Subject:	Response to Correspondence Dated August 25, 2005

Meadow Valley Corporation
Form 10-K for the fiscal year ended December 31, 2004
Filed March 31, 2005

Form 10-Q for the quarter ended March 31, 2005
File No. 0-25428
Dear Ms. Do:
          In response to your letter to us dated August 25, 2005, we are enclosing herewith the supplemental information requested. We have responded to the Staff’s comments using the same paragraph numbers contained in the Staff’s letter to us dated August 25, 2005.
Form 10-K for the year ended December 31, 2004
12. Income Taxes, page 37
1.	A detailed review of our tax disclosure in footnote 12 indicates that, in fact, the $3,550,000 of net operating loss disclosed represented the state net operating loss. Based upon the recent completion of our 2004 consolidated income tax return, the actual federal net operating loss carryforward is $6,136,550. Therefore, using a blended effective tax rate of approximately 36% the deferred tax asset should be approximately $2,210,000. While we believe that we will fully utilize our net operating loss carryforward in future periods it is common practice to limit the recognition of the deferred tax asset based upon prior earnings history. Considering that the earnings of our subsidiary, Ready Mix, Inc, whose earnings will no longer be consolidated for tax purposes, and considering the past two years taxable income/(loss), we believe the proper recognition of the deferred tax asset as of December 31, 2004 should involve a valuation allowance of approximately 45- 50%.

Securities and Exchange Commission
September 8, 2005

The net result would be a deferred tax asset as of December 31, 2004, of approximately $2,210,000. We used an offsetting valuation allowance of $1,059,032, or 48% of the deferred tax asset. This resulted in the net deferred tax asset of $1,150,968 as previously disclosed in the form 10-K for the period ended December 31, 2004 and represents a reasonable presentation of the net deferred tax asset. Should the staff agree the disclosure did not indicate the proper net operating loss, gross deferred tax asset and the valuation allowance, we would propose that a disclosure of the change to the net operating loss and valuation allowance be provided in the upcoming filing of form 10-Q for the period ended September 30, 2005.

In relation to your original question regarding the $(41,531), $(21,535), and $90,595 for the years ended December 31, 2004, 2003 and 2002 respectively, these numbers represent the changes in the internal reserve, or downward rounding, which we had used in the deferred tax asset calculation to provide a conservative cushion. While we could have shown the deferred tax asset at the gross amount less a valuation allowance, based upon our review of the tax calculations for the three years ended December 31, 2004, 2003 and 2002 and the current status of the deferred tax asset and valuation allowance we believe the tax expense reported for each of these years is reasonably and fairly stated.
Form 10-Q for the quarter ended June 30, 2005
Item 4. Controls and Procedures, page 24
2.	We will revise our future filings to include the fact we have concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, myself, Principal Accounting Officer and Brad Larson our Chief Executive Officer, to allow timely decisions regarding required disclosure, pursuant to Exchange Act Rule 13a-15(e) and revise our disclosure to include previous language from the form 10-Q for the period ended March 31, 2005.

3.	We will revise our disclosure in future filings to include “any changes” in the internal controls and procedures over financial reporting not just “significant changes,” that have a material affect or are likely to have a material affect on our internal controls and procedures over financial reporting.
     We trust that the responses provided herein satisfactorily address your comments. We acknowledge that the company is: a) responsible for the adequacy and accuracy of the disclosures in our filings; b) that our responses to the Staff comments or changes in our disclosures do not foreclose the Commission from taking any action with respect to

Securities and Exchange Commission
September 8, 2005

the filing, and; c) that the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
MEADOW VALLEY CORPORATION
/s/ Clint Tryon
Clint L. Tryon
Principal Accounting Officer